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Exhibit 99.3

DragonWave
TAKE BACKHAUL
TO A NEW LEVEL
Next Generation Massive Capacity
Packet Microwave
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ENTER

DragonWave

DRAGONWAVE INC.

JANUARY 11, 2012

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2011
Tables are expressed in USD $000's except share and per share amounts

        The following provides management's discussion and analysis ("MD&A") of DragonWave Inc.'s consolidated results of operations and financial condition for the three and nine months ended November 30, 2011. This MD&A is dated January 11, 2012 and should be read in conjunction with our unaudited consolidated interim financial statements and corresponding notes for the three and nine months ending November 30, 2011 and our Annual Information Form dated May 4, 2011 (the "AIF"), all of which are filed separately and are available at:

        www.sedar.com and http://www.sec.gov/edgar/searchedgar/companysearch.html.

        The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (GAAP) and are reported in US dollars. The information contained herein is dated as of January 11, 2012 and is current to that date, unless otherwise stated. Our fiscal year commences March 1 of each year and ends on the last day of February of the following year.

        In this document, "we", "us", "our", "Company" and "DragonWave" all refer to DragonWave Inc. collectively with its subsidiaries. The content of this MD&A has been approved by our Board of Directors, on the recommendation of its Audit Committee.

        Unless otherwise indicated, all currency amounts referenced in this MD&A are denominated in US dollars.

Forward-Looking Statements

        This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and US securities laws. All statements in this MD&A, other than statements that are reporting results or statements of historical fact are forward-looking statements which involve assumptions and describe our future plans, strategies and expectations. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements include, without limitation statements regarding: our strategic plans and objectives; growth strategy; customer diversification and expansion initiatives; and our plans for, and terms of, the anticipated acquisition by us of the microwave transport business of Nokia Siemens Networks. There can be no assurance that forward-looking statements will prove to be accurate and actual results or outcomes could differ materially from those expressed or implied in such statements. Important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements are discussed in this MD&A under the heading "Risks and Uncertainties". Forward- looking statements are provided to assist external stakeholders in understanding management's expectations and plans relating to the future as of the date of this MD&A and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are made as of the date of this MD&A and the Company does not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent expressly required by law.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2011
Tables are expressed in USD $000's except share and per share amounts

Risks and Uncertainties

        Our financial performance, achievements and results may be impacted by risks and uncertainties related to our business. These risks and uncertainties include, but are not limited to the following:

  •
  dependence on the development and growth of the market for high-capacity wireless communications services;

  •
  reliance on a small number of customers for a large percentage of revenue;

  •
  intense competition from several competitors;

  •
  competition from indirect competitors;

  •
  ability to successfully effect acquisitions of products or businesses and other risks associated with acquisitions;

  •
  dependence on the ability to develop new products and enhance existing products;

  •
  a history of losses;

  •
  our ability to successfully manage growth;

  •
  quarterly revenue and operating results which are difficult to predict and can fluctuate substantially;

  •
  the impact of the general economic downturn on our customers;

  •
  disruption resulting from economic and geopolitical uncertainty;

  •
  currency fluctuations;

  •
  exposure to credit risk for accounts receivable;

  •
  pressure on our pricing models from existing and potential customers and as a result of competition;

  •
  the allocation of radio spectrum and regulatory approvals for our products;

  •
  our customers' ability to secure a license for applicable radio spectrum;

  •
  changes in government regulation or industry standards that may limit the potential market for our products;

  •
  risks associated with possible loss of our foreign private issuer status;

  •
  risks and expenses associated with being a public company;

  •
  dependence on establishing and maintaining relationships with channel partners;

  •
  reliance on outsourced manufacturing and third party component suppliers;

  •
  our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others;

  •
  risks associated with software licensed by us;

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2011
Tables are expressed in USD $000's except share and per share amounts

  •
  a lengthy and variable sales cycle;

  •
  dependence on our ability to recruit and retain management and other qualified personnel;

  •
  exposure to risks resulting from international sales and operations, including the requirement to comply with export control and economic sanctions laws; and

  •
  product defects, product liability claims, or health and safety risks relating to wireless products.

        The risks and uncertainties listed above, and the impact of those risks and uncertainties materializing, may be materially increased by the completion of the anticipated acquisition by us of the microwave transport business of Nokia Siemens Networks. In particular, material risks and uncertainties following closing of the acquisition will include, without limitation:

  •
  reliance on Nokia Siemens Networks for a large percentage of our revenues;

  •
  increased cash requirements to fund acquired operations, and associated requirements to comply with debt financing covenants with our lenders, which should be understood in light of our history of losses noted above;

  •
  increased exposure to global currency fluctuations;

  •
  increased regulatory compliance obligations, including financial reporting obligations associated with completing a significant acquisition; and

  •
  risks associated with acquisitions generally as detailed on pages 20 and 21 of the Company's AIF.

        Forward-looking statements relating to the anticipated acquisition by us of the microwave transport business of Nokia Siemens Networks are also based on certain assumptions, including the parties' beliefs regarding the industry and markets in which the parties operate; successful completion of the proposed transaction; and expectations regarding potential synergies and prospects for the business if the transaction is closed. The proposed transaction is subject to risks, including: the risks that the parties will not proceed with the transaction for any reason; that the ultimate terms of the transaction will differ from those that are currently contemplated; that if the transaction is completed, that expected synergies will not materialize; that unexpected costs will be incurred to integrate the business; or that end-customer demand will not meet expectations. In particular, the completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation, no occurrence of a material adverse effect. These conditions to the transaction may not be satisfied, in which case the proposed transaction could be modified, restructured or terminated. Other risks relating to Nokia Corporation including Nokia Siemens Networks are specified on pages 12-39 of Nokia's annual report Form 20-F for the year ended December 31, 2010 under item 3D "Risk Factors".

        Readers are also referred to "Risk Factors" in the Company's AIF, and in particular to risks detailed therein associated with acquisitions generally. The Company's AIF is available at www.sedar.com and http://www.sec.gov/edgar/searchedgar/companysearch.html. Although we have attempted to identify important factors that could cause our actual results to differ materially from our expectations, intentions, estimates or forecasts, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2011
Tables are expressed in USD $000's except share and per share amounts

SELECTED FINANCIAL INFORMATION:

	Three Months Ended			Nine Months Ended
	November 30, 2011	November 30, 2010	November 30, 2009	November 30, 2011	November 30, 2010	November 30, 2009
REVENUE	11,830	27,008	51,594	36,506	102,905	97,016
Cost of sales	6,992	14,049	29,453	21,249	56,763	56,757

Gross profit	4,838	12,959	22,141	15,257	46,142	40,259

	40.9%	48.0%	42.9%	41.8%	44.8%	41.5%
EXPENSES
Research and development	5,661	4,817	4,139	18,623	13,104	9,743
Selling and marketing	3,793	4,735	4,118	11,722	13,339	9,444
General and administrative	4,704	3,286	2,084	11,793	8,453	4,748
Government assistance	(265)	(246)	(55)	(902)	(246)	(159)

	13,893	12,592	10,286	41,236	34,650	23,776

Income (loss) before amortization of intangible assets and other items	(9,055)	367	11,855	(25,979)	11,492	16,483
Amortization of intangible assets	(404)	(277)	(48)	(1,613)	(421)	(145)
Accretion expense	(60)	(122)	—	(612)	(122)	—
Interest income	143	88	12	354	196	29
Investment gain	1	155	—	21	168	—
Impairment of intangible asstes	—	—	—	(8,315)	—	—
Gain on change in estimate of contingent liabilities	1,362	—	—	14,523	—	—
Gain on sale of property, equipment and intangible assets	—	—	226	—	—	258
Foreign exchange gain (loss)	(202)	(44)	(135)	(118)	142	(1,445)

Net Income (Loss) before income taxes	(8,215)	167	11,910	(21,739)	11,455	15,180
Income tax expense (recovery)	(157)	209	263	(1,458)	566	138

Net Income (Loss)	(8,058)	(42)	11,647	(20,281)	10,889	15,042
Net Loss Attributable to Non-Controlling Interest	41	—	—	168	—	—

Net Income (Loss) applicable to Shareholders	(8,017)	(42)	11,647	(20,113)	10,889	15,042

Basic income (loss) per share	(0.23)	(0.00)	0.36	(0.57)	0.30	0.50
Diluted income (loss) per share	(0.23)	(0.00)	0.34	(0.57)	0.29	0.48
Basic weighted average shares outstanding	35,542,247	35,125,724	32,604,077	35,486,924	36,010,148	29,911,913
Diluted weighted average shares outstanding	35,542,247	35,125,724	34,085,934	35,486,924	36,957,219	31,229,492

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2011
Tables are expressed in USD $000's except share and per share amounts

        The change in the results between 2011, 2010 and 2009 can be attributed to a number of factors:

  1)
  The revenue decrease over the disclosed period relates primarily to lower revenue levels from a US-based national carrier.

  2)
  Despite the decline in revenue during the disclosed periods, the Company has maintained margins above forty percent.

  3)
  Our operating expenses have increased over the periods presented as a result of the following factors: the purchase of Axerra Networks, Inc. ("Axerra") in the third quarter of fiscal 2011; the relatively weaker USD in fiscal 2012, which caused the largely CAD based operating costs to be reflected as more expensive in USD; and lower overall production volumes. Because we are operating below capacity more of the fixed costs are impacting operating expenses rather than cost of goods sold.

	As at November 30 2011	As at February 28 2011	As at February 28 2010
Consolidated Balance Sheet Data:
Cash and cash equivalents	57,927	77,819	105,276
Restricted cash	132	714	—
Short Term Investments	2,123	11,181	8,074

Cash	60,182	89,714	113,350

Total Assets	134,128	170,580	176,749
Total liabilities	19,114	37,953	37,903
Total equity	115,014	132,627	138,846

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2011
Tables are expressed in USD $000's except share and per share amounts

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

        The following table sets out selected financial information for each of our most recent eight fiscal quarters. In the opinion of management, this information has been prepared on the same basis as our audited consolidated financial statements, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with our consolidated financial statements and related notes thereto.

	FY10	FY11				FY12
	Feb 28 2010	May 31 2010	Aug 31 2010	Nov 30 2010	Feb 28 2011	May 31 2011	Aug 31 2011	Nov 30 2011

Revenue	60,973	48,726	27,171	27,008	15,105	11,049	13,627	11,830
Gross Profit	26,165	21,231	11,952	12,959	4,408	4,644	5,775	4,838
Gross Profit %	43%	44%	44%	48%	29%	42%	42%	41%
Operating Expenses	12,229	11,320	10,713	12,456	12,732	13,959	13,384	13,893
Income (loss) before amortization of intangibles and other items	13,936	9,911	1,239	503	(8,324)	(9,315)	(7,609)	(9,055)
Net income (loss) for the period	12,802	9,698	1,233	(50)	(8,890)	(9,944)	(2,279)	(8,058)
Net income (loss) per share
Basic	0.35	0.26	0.03	(0.00)	(0.25)	(0.28)	(0.06)	(0.23)
Diluted	0.34	0.26	0.03	(0.00)	(0.25)	(0.28)	(0.06)	(0.23)
Weighted average number of shares outstanding
Basic	36,461,643	36,916,893	35,978,213	35,125,724	35,208,606	35,429,049	35,494,976	35,542,247
Diluted	37,914,614	37,930,704	36,690,926	36,170,040	35,208,606	35,429,049	35,494,976	35,542,247
Total Assets	170,580	172,840	158,338	178,553	170,580	162,426	145,948	134,128

        Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate in the future. The results of operations for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Fluctuations in results relate to the project nature of the network installations of our end-customers. In addition, results may vary as a result of the timing of staffing, infrastructure additions required to support growth, and material costs required to support design initiatives. Operating results may not follow past trends for other reasons, including strategic decisions by us such as acquisitions of complementary products or businesses.

RESULTS OF OPERATIONS

Overview

        DragonWave is a leading provider of high-capacity Ethernet microwave solutions that drive next-generation IP networks and pseudowire technology which allows carriers to address the increasing need to carry legacy TDM traffic over a packet based network. Our carrier-grade point-to-point Ethernet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of our microwave solutions is wireless network backhaul.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2011
Tables are expressed in USD $000's except share and per share amounts

        The key messages surrounding our results of operations for the third quarter of fiscal 2012 when comparing to the third quarter of the previous fiscal year include the following factors:

  •
  Revenue decreased by $15.2 million between the third quarter of fiscal 2011 and the third quarter of fiscal 2012. Circumstances contributing to the change include:

  •
  A decrease in sales to a US-based service provider, by $13.7 million

  •
  A decrease in sales to a US-based Multiple System Operator ("MSO") of $2.9 million

  •
  Demand from North American based distributors increased by $1.7 million

  •
  A net decrease in sales in EMEA in the amount of approximately $0.3 million

  •
  Gross margin for the third quarter of fiscal 2012 was 40.9%; 7.1% lower than the margin percentage in the same quarter in the previous fiscal year. The margin change resulted primarily from lower volumes, which resulted in higher overhead and related costs as a percentage of revenue and a change in customer and product mix between the two quarters.

  •
  Operating expenses increased by $1.3 million between the third quarter of FY2012 and the three months ended November 30, 2010. The key factors in the increase include $1.6 million growth in expenses associated with Axerra operations, which only had 48 days of expenses included in the third quarter of FY2011, offset by lower spending in most other areas.

  •
  A reduction in the estimated liability associated with the earn-out on the Axerra acquisition resulted in a $1.4 million gain on the profit and loss statement

  •
  The net loss of $8.1 million resulted from sales levels which are below the level needed for breakeven.

  •
  Cash (including cash and cash equivalents, short term investments and restricted cash) decreased by $11.4 million in the third quarter of fiscal 2012. Our Cash balance was $60.2 million at November 30, 2011.

Our Priorities:

        Our predominant focus is on revenue growth, both organically and through continued efforts to identify appropriate acquisition targets and partnerships.

  The Merger & Acquisition Growth Strategy

  Acquisition of NSN's Microwave Transport Business

        This section includes forward-looking statements related to our planned acquisition of the microwave transport business of Nokia Siemens Networks ("NSN"). See "Forward Looking Statements" and "Risks and Uncertainties."

        This quarter we announced the planned acquisition of the microwave transport business of NSN pursuant to a Master Acquisition Agreement dated as of November 4, 2011 between Nokia Siemens Networks B.V., DragonWave Inc. and our wholly-owned subsidiary DragonWave S.A.R.L. Under the terms

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2011
Tables are expressed in USD $000's except share and per share amounts of Master Acquisition Agreement, as well as acquiring NSN's microwave transport business, on closing we will also become the preferred, strategic supplier to NSN of packet microwave and related products, and DragonWave and NSN will jointly coordinate technology development activities. The transaction is subject to customary closing conditions. We believe that this is a transformational acquisition that will allow us to achieve more scale and a more diversified customer base through the NSN sales channel. At this time there are significant transition and integration activities underway to support the closing of the transaction. These activities involve management time and the deployment of both internal and external resources.

        The anticipated acquisition of NSN's microwave transport business includes the associated operational support systems (OSS) and related support functions.

        On December 12, 2011, DragonWave announced that it had completed the required consultation process with Italian trade union representatives for the acquisition of Nokia Siemens Networks' microwave transport business, and that the parties had determined that no merger control filings are required in relation to the proposed acquisition. Subject to fulfillment of remaining closing conditions detailed in Master Acquisition Agreement, DragonWave and Nokia Siemens Networks currently plan to close the transaction in the first quarter of calendar 2012.

        We believe the proposed acquisition and supply agreements would accelerate innovation in backhaul products, supporting world class microwave solutions for mobile operators. Following the proposed acquisition, Nokia Siemens Networks would retain responsibility for its existing solution sales and associated services for microwave transport, while DragonWave would be responsible for the product line, including R&D, product management and operations functions.

        DragonWave is partnering with Nokia Siemens Networks and we believe this relationship is transformational, giving us the ability to serve customers who want to access an integrated solution. In addition, it provides DragonWave an expanded technology base to address those customers who wish to purchase stand-alone best-in-breed products. Our increased scale, diversity and customer footprint, coupled with significantly enhanced resources and capabilities, will provide a solid foundation for faster innovation and broader market penetration. The planned deal would substantially broaden and strengthen DragonWave's product presence in major mobile operators throughout the world through Nokia Siemens Networks' extensive global sales channel.

        The consideration paid by DragonWave on closing will include approximately 10 million euros in cash subject to customary purchase price adjustments and 5 million euros worth of DragonWave common shares which will be subject to a lock-up agreement restricting sale or disposition of the shares (subject to customary exceptions) for 24 months. DragonWave will also assume employee liabilities of approximately 10 million euros and will enter into a capital asset lease arrangement for approximately 5 million euros. The terms of the Master Acquisition Agreement also provides for sales performance based earn-out payments to be made following closing. The hardware and basic software earn-out period runs for 18 months following closing and the earn-out period on application software upgrades runs for four years following closing. The earn-out payments could raise the value of the transaction by approximately 80 million euros.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2011
Tables are expressed in USD $000's except share and per share amounts

        We expect to finance the transaction through a combination of cash on our balance sheet and increased debt facilities provided by Comerica Bank and Export Development Canada. Such debt facilities are subject to conditions and will be entered into on and subject to closing of the acquisition.

        As part of the proposed acquisition, the parties expect approximately 360 Nokia Siemens Networks employees, mainly based in Milan, Italy and Shanghai, China, to transfer to DragonWave.

        The acquisition will be a "significant acquisition" for us under applicable securities laws and, accordingly, we will file a Business Acquisition Report within 90 days of closing.

  Axerra

        During the third quarter of fiscal 2011 we acquired Axerra, a leader in pseudowire technology. We believe that Axerra's complementary technology and existing customer base will continue to integrate well with our own. The purchase agreement was structured such that we acquired all of the outstanding shares of Axerra. The total potential purchase price was up to $25.0 million which included $9.5 million paid in cash on October 13, 2010, and a potential earn-out of $15.5 million based on sales performance over a 16 month period (between October 13, 2010 and February 13, 2012). Axerra has historically had a single customer which accounted for a large percentage of its revenue. This has been a US based MSO which accounted for more than 80% of its revenue. Sales to this customer have dropped significantly since the acquisition date due primarily to uncertainty surrounding merger discussions between major US service providers. Between the date of the acquisition and November 30, 2011, Axerra recognized revenue of $11.1 million. On December 19, 2011, DragonWave announced that it had eliminated 38 positions from its Israeli operations. The staff reduction, which included both full time and contract staff, is intended to better align the company's global sales force with existing DragonWave resources as well as the planned acquisition of NSN's microwave transport business. DragonWave will continue to support R&D, customer support, finance, and operations functions in Israel. We expect to save $1.1M in quarterly operating expenses as a result of this staff reduction. DragonWave anticipates restructuring charges in the fourth fiscal quarter as a result of the elimination of these positions to be approximately $0.3 million, and that there will be a one-time cash usage of approximately $0.6 million. The difference between the $0.3 million anticipated expense and the $0.6 million relates to the severance and vacation expense already accrued for in prior periods.

  HFCL—India Update

        We believe that the Indian market holds significant potential for future sales. The population density, growing appetite for wireless technology and beginning emergence from 2G technology increases the market for wireless backhaul substantially. As previously discussed, to address this opportunity we created a subsidiary that is minority-owned by one of India's leading telecommunication equipment manufacturers and turnkey service providers, Himachal Futuristic Communications Ltd. ("HFCL"). DragonWave owns 50.1% of the equity in the new company and the balance of the equity is owned by HFCL. Because of the nature of the agreements between us and HFCL, DragonWave is fully consolidating the financial results of the new company. Discussions with customers in the region have started. The sales cycle from trials to the shipment of product is expected to take between twelve and eighteen months.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2011
Tables are expressed in USD $000's except share and per share amounts

  Other Acquisition Opportunities

        We continue to make it a priority to find and investigate potential new partnerships and acquisition targets. This course of action increases expenditures including professional fees and travel costs.

  The Organic Growth Strategy

        To diversify the customer base and increase production volume organically, we are taking a number of important steps. Trials of our equipment form an important phase in the sales cycle, particularly for larger service providers and integrators; accordingly, we are supporting trials at more than forty different customer locations. For example, major trials of our equipment are ongoing in India and China, and at Original Equipment Manufacturers ("OEM") in the United States and Europe. We are investing in sales and customer support personnel in new locations, such as Latin America where we feel significant opportunity exists.

        We believe strongly that to successfully attract major service providers we need to design products that address the economic pressures of operating networks. Our research and development focuses heavily on products that maximize spectral efficiency and bandwidth capacity, while minimizing operating costs. In addition, we are working diligently to remain a leader with innovative solutions that meet the requirements for smaller cell sizes and data traffic management.

Revenue and Expenses

  Revenue

        We consider that we have one reportable segment, namely, broadband wireless backhaul equipment. The vast majority of our sales come from the shipment of equipment either through direct sales, through sales to distributors, or through OEMs.

        We evaluate the revenue performance of this segment over three main geographic regions. The table below breaks down the revenue earned by region for the three month period ending November 30, 2011 and compares these figures to the same period in the prior fiscal year.

	for the three months ended				for the nine months ended
	November 30, 2011		November 30, 2010		November 30, 2011		November 30, 2010
	$'s	%	$'s	%	$'s	%	$'s	%
North America	8,160	69%	22,810	85%	28,137	77%	86,025	83%
Europe, Middle East, and Africa	3,318	28%	3,295	12%	6,990	19%	15,163	15%
Other	352	3%	903	3%	1,379	4%	1,717	2%

Total Revenue	11,830	100%	27,008	100%	36,506	100%	102,905	100%

  Cost of Sales and Expenses

        A large component of our cost of sales is the cost of product purchased from outsourced manufacturers. In addition to the cost of product payable to outsourced manufacturers, we incur expenses associated with final configuration, testing, logistics and warranty activities. Final test and assembly for the

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2011
Tables are expressed in USD $000's except share and per share amounts links sold by us is carried on both at our premises and that of our contract manufacturers'. We use primarily the services of three outsourced contract manufacturers with locations in North America, Israel and Malaysia.

        Research and development costs relate mainly to the compensation of our engineering group and the material consumption associated with prototyping activities.

        Selling and marketing expenses include the remuneration of sales staff, travel and trade show activities and customer support services.

        General and administrative expenses relate to the remuneration of related personnel, professional fees associated with tax, accounting and legal advice, and insurance costs.

        Occupancy and information systems costs are related to our leasing costs and communications networks and are accumulated and allocated, based on headcount, to all functional areas in our business. Our Ottawa based facilities are leased from a related party that is controlled by one of our directors and shareholders. Our management believes the terms of the lease reflect fair market terms and payment provisions.

Comparison of the three and nine months ended November 30, 2011 and November 30, 2010

Revenue

Three Months Ended November 30		Nine months Ended November 30
2011	2010	2011	2010
$11,830	$27,008	$36,506	$102,905

        Revenue for the third quarter of fiscal 2012 decreased by $15.2 million compared with the three month period ended November 30, 2010. Revenue for the nine month period ended November 30, 2011 was $66.4 million lower than the same period in the previous fiscal year.

        Axerra revenue in the third quarter of fiscal 2012 was $0.6 million. On a year to date basis, Axerra revenue was $2.9 million.

Changes to Revenue: Three months ended November 30, 2011 vs Three months ended November 30, 2010

National Carriers—North America	(13.7)
North American Multiple System Operator (MSO)	(2.9)
Regional Carriers and Distributors—North America	1.7
Regional Carriers and Distributors—Europe and Africa	(1.1)
Regional Carriers and Distributors—Middle East	1.1
OEM partner	0.7
Other	(1.0)

Total	(15.2)

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2011
Tables are expressed in USD $000's except share and per share amounts

Changes to Revenue: Nine months ended November 30, 2011 vs Nine months ended November 30, 2010

National Carriers—North America	(63.8)
North American Multiple System Operator (MSO)	(1.1)
Regional Carriers and Distributors—North America	4.7
Regional Carriers and Distributors—Europe and Africa	(5.1)
Regional Carriers and Distributors—Middle East	(2.6)
OEM partner	2.0
Other	(0.5)

Total	(66.4)

Gross Profit

Three Months Ended November 30		Nine months Ended November 30
2011	2010	2011	2010
$4,838	$12,959	$15,257	$46,142
40.9%	48.0%	41.8%	44.8%

        Our gross profit percentage of 40.9% for the three month period ended November 30, 2011, was 7.1% lower than the gross profit percentage for the same period in the previous year. For the nine months ended November 30, 2011 the gross profit percentage of 41.8% was 3.0% lower than the same nine month period in the previous fiscal year.

        The primary driver for the reduction in gross profit percentage related to lower sales volumes. Costs which are fixed or semi-variable in nature have not decreased at the same pace that revenue has declined, and this has reduced the gross profit percentage. We continue to reduce costs wherever possible to align the business with current sales volume levels.

        Axerra's gross margin for the three months and nine months ending November 30, 2011 was 79% and 50% respectively.

Expenses

  Q3 and Year to Date Fiscal Year 2012 vs. Q3 and Year to Date Fiscal Year 2011

        Approximately 80% of our operating expenses including compensation-related spending rent, and professional fees are paid in non-USD currencies. For financial statement presentation purposes, these costs are translated into USD. As the USD weakens, the value of these expenses in USD terms increases. The Canadian dollar, which accounts for approximately 70% of all expenditures, strengthened significantly

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2011
Tables are expressed in USD $000's except share and per share amounts during the reporting period compared to the USD. The table below indicates the rates used to translate the profit and loss statement values during the time periods noted.

CAD to USD conversion rates
	FY2012	FY2011	% Change
March	1.0264	0.9596	7.0%
April	1.0385	0.9545	8.8%
May	1.0535	0.9868	6.8%
June	1.0294	0.9543	7.9%
July	1.0419	0.9391	10.9%
August	1.0438	0.9780	6.7%
September	1.0254	0.9527	7.6%
October	0.9579	0.9790	-2.2%
November	1.0198	0.9866	3.4%

Research and Development

Three Months Ended November 30		Nine months Ended November 30
2011	2010	2011	2010
$5,661	$4,817	$18,623	$13,104

        Research and development ("R&D") expenses increased by $0.8 million for the three month period ended November 30, 2011 when compared with the same period in the prior fiscal year. R&D expenses were $5.5 million higher in the first nine months of fiscal 2012 compared to the first nine months of fiscal 2011.

        A number of factors have contributed to the increased spending in R&D between the third quarter of fiscal 2012 and the third quarter of fiscal 2011. The most significant driver for the increase in spending between the two periods was the inclusion of Axerra's R&D costs in fiscal 2012 (Third quarter increase—$0.7 million; year to date increase—$ 4.6 million). Another significant factor in the period over period increase is the reduction in the number of R&D resources who are spending a portion of their time working on production related test functions. As this portion of time has decreased, a more significant percentage of the costs of the R&D organization are being realized as R&D expenses rather than within Costs of Goods Sold (Third quarter increase—$0.4 million; Year to date increase $1.4 million). Offsetting these increases were reductions in spending across a variety of categories such as compensation, travel, and material spending (Third quarter decrease ($0.4) million; year to date decrease ($1.0) million). The impact of the relatively weaker USD in the third half of fiscal 2012 on the translated CAD base of expenses accounted for the remainder of the increase (Third quarter increase $0.1 million; year to date increase $0.5 million).

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2011
Tables are expressed in USD $000's except share and per share amounts

Selling and Marketing

Three Months Ended November 30		Nine months Ended November 30
2011	2010	2011	2010
$3,793	$4,735	$11,722	$13,339

        Sales and marketing expenses decreased by $0.9 million in the three months ended November 30, 2011 relative to the same three month period in the previous fiscal year and by $1.6 million in the nine months ended November 30, 2011.

        Spending within the sales and marketing organization has changed significantly as a result of the decrease in revenue and the acquisition of Axerra. Variable and other compensation related costs decreased in line with the reduction in sales (Third quarter decrease—($0.3) million; year to date decrease ($1.4) million). Similarly, travel and living costs were scaled back in fiscal 2012 (Third quarter decrease—($0.2) million; year to date decrease ($0.4) million). As well a significant external contract required to facilitate a foreign installation ended in fiscal year 2011 (Third quarter decrease—($0.6) million; year to date decrease ($1.6) million) Offsetting this decrease was the introduction of Axerra's sales and marketing organization which added $0.2 million in the third quarter of fiscal 2012 and $1.5 million on a year to date basis to the cost base. Axerra's spending only from the time period of October 13, 2010 to November 30, 2010 was included in the prior year comparatives. The impact of the relatively weaker USD in the first half of fiscal 2012 also added cost to sales and marketing expenses (Third quarter increase $nil; year to date increase $0.3 million).

General and Administrative

Three Months Ended November 30		Nine months Ended November 30
2011	2010	2011	2010
$4,704	$3,286	$11,793	$8,453

        General and administrative expenses increased by $1.4 million for the three month period ended November 30, 2011 when compared with the same period in the prior fiscal year. Expenses in this category were $3.3 million higher in the first nine months of fiscal 2012 compared to the first nine months of fiscal 2011.

        The increase in spending can be attributed to a number of factors. The incorporation of Axerra's general and administrative expenses into the consolidated results added to the expense base (Third quarter increase $0.3 million; year to date increase $1.2 million). The addition of HFCL-DragonWave, our subsidiary in India also added to the G&A expense spending (Third quarter increase $0.1 million; year to date increase $0.4 million). Higher costs associated with certain operations functions, not directly associated with current product sales, also increased (Third quarter increase—$0.8 million; year to date increase $1.4 million). Offsetting these costs were lower spending levels on certain types of volume dependent insurance coverage, and IT projects offset by higher professional fees (Third quarter increase

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2011
Tables are expressed in USD $000's except share and per share amounts

$0.1 million; year to date decrease ($0.2) million). The relatively weaker USD in the first half of fiscal 2012 also impacted the results within this area (Third quarter increase $0.1 million; year to date increase $0.5 million).

Government Assistance

Three Months Ended November 30		Nine months Ended November 30
2011	2010	2011	2010
$(265)	$(246)	$(902)	$(246)

        The $0.3 million credit in the third quarter of fiscal 2012 and $0.9 million credit for the nine months ending November 30, 2011 reflects research and development funding received through the Office of the Chief Scientist ("OCS") in Israel. Under these agreements, we will be required to pay royalties at the rate of 3%—3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS grants, bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. This funding did not exist prior to the acquisition of Axerra and therefore was present in our fiscal 2011 financial statements for only the time period from October 13, 2010 to November 30, 2010.

Amortization of Intangible Assets

Three Months Ended November 30		Nine months Ended November 30
2011	2010	2011	2010
$(404)	$(277)	$(1,613)	$(421)

        In fiscal 2012 the amount reflects both the amortization of the intangible assets acquired with the purchase of Axerra and the amortization of computer software. The amortization of intangible assets acquired with the purchase of Axerra impacted only the three months ended November 30, 2010 and not the full nine month comparative period.

Accretion (Expense)

Three Months Ended November 30		Nine months Ended November 30
2011	2010	2011	2010
$(60)	$(122)	$(612)	$(122)

        As part of the acquisition of Axerra, we agreed to pay a potential earn-out of $15.5 million based on sales performance over a sixteen month period. The potential liability that this reflects was recorded on the balance sheet at the time of the acquisition at its fair value using a discount rate equal to the risk free rate of return adjusted for a risk premium. The present value of this potential future payment was calculated to

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2011
Tables are expressed in USD $000's except share and per share amounts be $14.3 million. On August 31, 2011, we adjusted the liability to $3.8 million based on a change in the estimated earn-out payment to be made on or about February 13, 2012. On November 30, 2011, we further adjusted the liability to $2.5 million based on a revised estimated earn-out payment to be made on or about February 13, 2012. The value of the liability on the balance sheet is accreted each month to bring its value to the February 13, 2012 liability amount. In the three months and six months ended November 30, 2011 the amount accreted was $60 thousand and $612 thousand respectively. The prior year's financial results reflect the accretion amount for the time period between the acquisition date and November 30, 2010.

Interest

Three Months Ended November 30		Nine months Ended November 30
2011	2010	2011	2010
$143	$88	$354	$196

        Interest revenue reflects the earnings on the highly liquid low risk investments made by us during the period in question. Interest rates remain low, and returns on investment are therefore minimal.

Investment Gain/(Loss)

Three Months Ended November 30		Nine months Ended November 30
2011	2010	2011	2010
$1	$155	$21	$168

        We make short term investments which carry a fixed yield and term to maturity. Because these investments are reflected on the balance sheet at their fair value, changes in market interest rates for similar instruments necessitate that the investment is either increased in value or decreased. Because interest rates have decreased since the time that the fixed yield investment held at November 30, 2011 was purchased, an investment gain was recorded.

Foreign Exchange Gain (Loss)

Three Months Ended November 30		Nine months Ended November 30
2011	2010	2011	2010
$(202)	$(44)	$(118)	$142

        The small foreign exchange loss recognized in the third quarter of fiscal 2012 and the small loss recognized in the nine month period ending November 30, 2011 resulted from the translation of monetary accounts denominated in currencies other than the USD at November 30, 2011. The company retains bank accounts denominated in other currencies, and has liabilities which need to be paid in currencies other than USD.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2011
Tables are expressed in USD $000's except share and per share amounts

Income Taxes Expense (Recovery)

Three Months Ended November 30		Nine months Ended November 30
2011	2010	2011	2010
$(157)	$209	$(1,458)	$566

        The tax recovery arises primarily from the impairment of the intangible assets discussed further below.

Change in Estimate of the Contingent Consideration

Three Months Ended November 30		Nine months Ended November 30
2011	2010	2011	2010
$1,362	$—	$12,673	$—

        On October 13, 2010, the Company acquired all of the outstanding shares of Axerra Networks Inc. ("Axerra"), a leader in pseudowire technology, under a share purchase agreement dated October 13, 2010. The total potential purchase price was up to $25.0 million which included $9.5 million paid in cash on October 13, 2010 and a potential earn-out of $15.5 million based on additional sales performance over the following 16 months, which can be paid-out in either cash, or the Company's shares at the Company's option. As at the purchase date, the Company recorded $23.8 million for the purchase which included cash consideration of $9.5 million and the potential earn-out of $15.5 million discounted to $14.3 million using a risk-free rate of return adjusted for a risk premium. As at August 3, 2011, the estimated liability for the earn-out arrangement based on accretion of the discount was valued at $15.1 million. On August 31, 2011 the Company adjusted the liability to $3.8 million based on a change in the estimated earn-out payment to be made on February 13, 2012. A corresponding entry of $11.3 million was made to recognize the change in estimate in the consolidated statement of operations and comprehensive income in the three months ended August 31, 2011.

        After accretion of the discount in the three months ended November 30, 2011 of $59 thousand, the estimated liability for the earn-out was valued at $3.8 million. On November 30, 2011 the Company adjusted the liability to $2.5 million based on a change in the estimated earn-out payment to be made on February 13, 2012. A corresponding entry of $1.4 million was made to recognize the change in estimate in the consolidated statement of operations and comprehensive income in the three months ended November 30, 2011.

Change in Estimate of the Contingent Royalties

Three Months Ended November 30		Nine months Ended November 30
2011	2010	2011	2010
$—	$—	$1,850	$—

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2011
Tables are expressed in USD $000's except share and per share amounts

        In the second quarter of fiscal 2012 the Company adjusted the contingent royalty liability based on a change in estimated future revenues from the sale of Axerra products. A corresponding charge of $1.9 million was made to the consolidated statement of operations and comprehensive income in the nine months ended November 30, 2011. The fair value represents the discounted, most probable obligation to the Company. After consideration of the liability currently recognized in the consolidated balance sheet of $1.8 million, the company has a maximum potential obligation of an additional $13.6 million.

Impairment of Intangibles

Three Months Ended November 30		Nine months Ended November 30
2011	2010	2011	2010
$—	$—	$(8,315)	$—

        Based upon on an analysis performed at August 31, 2012, management of the Company determined that the carrying value of the intangible assets were in excess of the estimated future cash flows expected to result from their use or disposition. In each case where the fair value of the asset was less than the carrying value, the Company wrote the asset down to its fair value and recorded a corresponding impairment charge. As a result, the Company recorded an impairment charge on intangible assets of $8.3 million during the nine months ended November 30, 2011.

Liquidity and Capital Resources

        The table below outlines selected balance sheet accounts and key ratios:

	As at November 30, 2011	As at February 28, 2011
Key Balance Sheet Amounts and Ratios:
Cash and Cash Equivalents	57,927	77,819
Restricted cash	132	714
Short Term Investments	2,123	11,181
Working Capital	91,824	102,692
Long Term Assets	25,805	35,224
Long Term Liabilities	2,615	5,289
Working Capital Ratio	6.6 : 1	4.1 : 1
Days Sales Outstanding in accounts receivable	102 days	69 days
Inventory Turnover	0.5 times	1 times

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2011
Tables are expressed in USD $000's except share and per share amounts

Cash and cash equivalents, Restricted cash and Short term investments

        As at November 30, 2011, we had $60.2 million in Cash and cash equivalents, Restricted cash, and Short term investments ("Cash") representing an $29.5 million decrease from the Cash balance at February 28, 2011.

	Three months ended		Nine months ended
Changes in DragonWave's Cash Balance	November 30, 2011	November 30, 2010	November 30, 2011	November 30, 2010
The results of operations of the Company	(8.1)	(0.0)	(20.3)	10.9
Non-cash income statement items	0.3	2.2	(1.5)	4.9

Cash results of operations of the Company	(7.8)	2.2	(21.8)	15.8

Other Sources of Cash:
Initial contribution by non-controlling interest in DW-HFCL	—	—	0.6	—
Other miscellaneous items including option proceeds	0.1	0.1	0.5	0.4

	0.1	0.1	1.1	0.4

Uses of Cash:
The repurchase of shares	—	(0.4)	—	(10.7)
The purchase of capital assets & software	(0.4)	(0.6)	(1.4)	(3.7)
Growth in non-cash working capital	(3.2)	4.0	(6.6)	(11.3)
Acquistion of Axerra Networks Inc., net of cash acquired	—	(8.7)	—	(8.7)
Other	(0.1)	0.3	(0.8)	0.2

	(3.7)	(5.4)	(8.8)	(34.2)

Net impact on Cash	(11.4)	(3.1)	(29.5)	(18.0)

Beginning Cash balance	71.6	98.5	89.7	113.4
Ending Cash balance	60.2	95.4	60.2	95.4

  Sources & Uses of Cash:

        The proceeds from option exercises provide funds to us. Option exercise prices range from $1.34 to $13.74 and in the three months ended November 30, 2011 20,444 options were exercised (net proceeds, including employee contribution for ESPP—$0.1 million). For the nine months ended November 30, 2011 108,526 options were exercised (net proceeds, including employee contribution for ESPP—$0.5 million).

        In the three and nine months ended November 30, 2011, we invested $0.4 million and $1.4 million respectively in test and R&D equipment as well as computer hardware and software to facilitate our

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2011
Tables are expressed in USD $000's except share and per share amounts operations. Spending on capital purchases has been restricted, and spending therefore is down from the previous year (Third quarter fiscal 2011—$0.6 million; year to date fiscal 2011—$ 3.7 million)

        Contributing to the reduction in our Cash balances was the growth in non-cash working capital (growth in the three months ending November 30, 2011—$3.2 million; growth in the nine months ended November 30, 2011—$6.6 million).

Working Capital

Changes in working capital	February 28, 2011 to November 30, 2011
Beginning working capital balance	102,692
Cash and cash equivalents, restricted cash, and short term investments	(29,532)
Trade receivables	723
Inventory	1,404
Other current assets	560
Future income tax asset	(188)
Accounts payable and accrued liabilities	3,471
Income taxes payable	0
Deferred revenue	220
Contingent royalty	322
Contingent consideration	12,152

Net change in working capital	(10,868)

Ending working capital balance	91,824

  Trade Receivables:

        The trade receivables balance increased by $0.7 million between February 28, 2011 and November 30, 2011 (February 28, 2011—$11.6 million; November 30, 2011—$12.3 million). The days sales outstanding in accounts receivable changed, increasing from 69 days at February 28, 2011 to 102 days at November 30, 2011. The increase in the balance and corresponding days sales outstanding was driven by longer payment terms negotiated for special circumstances with two customers. Our allowance for doubtful accounts continues to be low, amounting to only 1.7% of the trade receivables balance at November 30, 2011 (0.8% at February 28, 2011). Axerra's trade receivable balance contributed $0.2 million to the ending balance of the consolidated entity at November 30, 2011.

  Inventory:

        The inventory balance increased by $1.4 million between February 28, 2011 and November 30, 2011. In the face of lower sales levels, our inventory levels continue to be higher than desired. However, our production inventory is made up of product variants which are continuing to generate significant global interest and approximately 65% of production inventory is in a finished goods state. Axerra's inventory levels contributed $3.2 million to the ending balance of inventory at November 30, 2011.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2011
Tables are expressed in USD $000's except share and per share amounts

  Accounts Payable and Accrued Liabilities:

        The accounts payable and accrued liabilities balance decreased from $16.0 million at February 28, 2011 to $12.5 million at November 30, 2011. The reduction reflects lower overall purchasing activity. Axerra's accounts payable and accrued liability balance was $2.2 million at November 30, 2011.

Liquidity and Capital Resource Requirements

        Based on our recent performance, current revenue expectations, and funds raised through the financing activities of the previous year, our management believes cash resources will be available to satisfy working capital needs for at least the next 12 months.

Commitments as at November 30, 2011

        Future minimum operating lease payments as at November 30, 2011 per fiscal year are as follows:

2012	$584
2013	$2,073
2014	$1,929
2015	$1,796
Thereafter	$2,707

$9,089

        In the normal course of its business activities, we are subject to claims and legal actions. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In management's opinion, adequate provisions have been made for all current and future claims.

Royalty Commitments

        Under the research and development agreements of Axerra Networks Ltd., a subsidiary of DragonWave, the Company received and accrued participation payments from the OCS in the amount of $0.3 million and $0.9 million in the three and nine months ended November 30, 2011. DragonWave is required to pay royalties at the rate of 3%—3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS grants, bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2011
Tables are expressed in USD $000's except share and per share amounts

Outstanding Share Data

        Our common shares are listed on the TSX under the symbol DWI and on the NASDAQ under the symbol DRWI.

Number of Shares
Balance at February 28, 2010	36,934,917
Exercise of stock options	311,254
Share repurchase	(1,865,549)
Other	41,271

Balance at February 28, 2011	35,421,893

Exercise of stock options	108,526
Share repurchase	—
Other	37,477

Balance at November 30, 2011	35,567,896

        The following is a summary of stock option activity:

	Options	Weighted Average Price (CAD)
Options outstanding at February 28, 2011	2,114,906	$5.53

Granted	552,500	$6.77
Exercised	(40,346)	$2.82
Forfeited	(8,577)	$11.16

Options outstanding at May 31, 2011	2,618,483	$5.82

Granted	20,500	$5.58
Exercised	(47,736)	$2.41
Forfeited	(84,109)	$4.28

Options outstanding at August 31, 2011	2,507,138	$5.93

Granted	—	—
Exercised	(20,444)	$2.67
Forfeited	(53,265)	$3.25

Options outstanding at November 30, 2011	2,433,429	$6.02

Off-Balance Sheet Arrangements

        We lease space for our headquarters in Ottawa, Ontario, Canada. Our R&D, services and support, and general and administrative groups operate from our headquarters. We also lease warehouse space in

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2011
Tables are expressed in USD $000's except share and per share amounts

Ottawa, Ontario, Canada. Both leases expire in November 2011. We lease additional warehouse space on a month by month basis. Our rental costs including operating expenses total $191 thousand per month. In April, 2008 we signed a lease agreement in England. The lease expires in April, 2013 and rental costs including operating costs total $8 thousand per month. In December, 2010 we signed a lease agreement in Atlanta, Georgia, in the United States. Rental costs, including operating costs total $9 thousand per month. In December, 2010 we signed a lease agreement in Singapore. The lease expires in February, 2012 and rental costs including operating costs total $3 thousand per month.

        Our indirect subsidiary, Axerra Networks Ltd., leases space for its headquarters in Tel Aviv, Israel. Axerra's R&D, services and support, and general and administrative groups operate from its headquarters. This lease was renewed in December 2010 for a period of 60 months. Rental costs, including operating expenses, total $37 thousand per month.

        We use an outsourced manufacturing model whereby most of the component acquisition and assembly of our products is executed by third parties. Generally, we provide the supplier with a purchase order 90 days in advance of expected delivery. We are responsible for the financial impact of any changes to the product requirements within this period. We have purchase orders in place currently for raw materials and manufactured products in addition to capital expenses and services. All purchase orders reflect our current view of revenue and cash flow.

Financial Instruments

        Under US GAAP, financial instruments are classified into one of the following categories: held for trading, held-to-maturity, available-for-sale, receivables, or other liabilities.

Fair Value

        The following table summarizes the carrying values of our financial instruments:

	November 30, 2011	February 28, 2011
Held-for-trading(1)	60,182	89,714
Receivables(2)	12,658	12,197
Other financial liabilities(3)	11,404	14,608

(1)
Includes cash, cash equivalents, restricted cash, and short term investments.

(2)
Includes trade receivables and other receivables which are financial in nature.

(3)
Includes accounts payable and accrued liabilities which are financial in nature.

        Cash and cash equivalents, restricted cash, short term investments, trade receivables, other receivables, accounts payable and accrued liabilities are short term financial instruments whose fair value approximates the carrying amount given that they will mature shortly. As at the balance sheet date, there are no significant differences between the carrying value of these items and their estimated fair values.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2011
Tables are expressed in USD $000's except share and per share amounts

Credit risk

        In addition to trade receivables and other receivables, we are exposed to credit risk on our cash and cash equivalents, restricted cash, and short term investments in the event that our counterparties do not meet their obligations. We do not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or face value of the financial instrument. We minimize our credit risk on cash and cash equivalents and short term investments by transacting with only reputable financial institutions.

Foreign exchange risk

        The following table summarizes the currency distribution of our financial instruments in US dollars, as at November 30, 2011:

	November 30, 2011			February 28, 2011
	US Dollars	CDN Dollars	Other Currency	US Dollars	CDN Dollars	Other Currency
Held-for-trading	84%	12%	4%	87%	11%	2%
Receivables	87%	12%	1%	94%	1%	5%
Other financial liabilities	57%	25%	18%	70%	18%	12%

        Foreign exchange risk arises because of fluctuations in exchange rates. We do not currently use derivative financial instruments to mitigate this risk.

        If the US dollar had appreciated 1 percent against all foreign currencies at November 30, 2011, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in a decrease in after-tax net income of $59 thousand for the three and nine month periods ended November 30, 2011 (three month period ended November 30, 2010—$39 thousand), with an equal and opposite effect if the US dollar had depreciated 1 percent against all foreign currencies at November 30, 2011.

Liquidity risk

        A risk exists that we will not be able to meet our financial obligations as they become due. Based on our recent performance, current revenue expectations and strong current ratio, management believes that liquidity risk is low.

Transactions with Related Parties

        We lease premises from a real estate company controlled by a member of the Board of Directors. During the three and nine months ended November 30, 2011, we paid $0.3 million and $1.2 million respectively (three months ended November 30, 2010—$0.3 million and $1.1 million respectively), relating to the rent, operating costs, and leasehold improvements associated with this real estate, and the value owing for net purchases at November 30, 2011 was $11 thousand (February 28, 2011—$30 thousand). These amounts have been allocated amongst various expense accounts, except for leasehold improvements which have been allocated to property and equipment.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2011
Tables are expressed in USD $000's except share and per share amounts

        The Company also purchased services from a company controlled or significantly influenced by a Board member. Total net services purchased for the three and nine months ended November 30, 2011 was $119 thousand (three and nine months ended November 30, 2010—nil). These amounts have been allocated amongst various expense accounts and prepaid expenses.

        All transactions are in the normal course of business and have been recorded at the exchange amount.

Controls and Procedures

        An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as at November 30, 2011 to give reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act and/or applicable Canadian securities legislation is (i) recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's as well as in accordance with applicable Canadian securities legislation rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

        Our management is also responsible for establishing and maintaining adequate internal controls over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as well as National Instrument 52-109 of the Canadian Securities Administrators. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of November 30, 2011.

  Changes in Internal Control over Financial Reporting

        During the period covered by this report, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2011
Tables are expressed in USD $000's except share and per share amounts

Critical Accounting Policies and Estimates

Inventory

        We value inventory at the lower of cost and market. We calculate the cost of raw materials on a standard cost basis, which approximates average cost. Market is determined as net realizable value for finished goods, raw materials and work in progress. Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Revenue recognition

        We derive revenue from the sale of our broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. We consider software to be incidental to the product. Services range from installation and training to basic consulting. Of the three, basic consulting provides the biggest revenue stream, though as a percentage of our total revenue it generally amounts to only 3% of revenue.

        We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where final acceptance of the product is specified by the customer, revenue is deferred until acceptance criteria have been met. It is rare that final acceptance is specified in a contract with one of our customers.

        Additionally, our business agreements may contain multiple elements. Accordingly, we are required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, we allocate revenue to each component of the arrangement using the residual value method, based on vendor-specific objective evidence of the fair value of the undelivered elements. These elements may include one or more of the following: advanced replacement, extended warranties, training, and installation. These types of revenue make up less than 5% of our revenue in any period.

  Advanced replacement and Extended Warranty

        Advanced replacement and extended warranty contracts are services offered by us to our customers as an option to purchase either at the time the goods are shipped or at any time after shipment takes place. Many customers wait to purchase extended warranty coverage until their standard warranty period ends.

        Advanced replacement is a service we sell which provides to customers the benefit of having a replacement radio or modem shipped to them when a unit they own has been confirmed by us to be malfunctioning. When the customer receives the replacement radio or modem, they ship the malfunctioning unit back to us. We repair and keep the returned unit.

        Standard warranty for customers generally varies between twelve and thirty-nine months. Our extended warranty programs enable customers to continue to have repairs and customer support guidance beyond the standard warranty period.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2011
Tables are expressed in USD $000's except share and per share amounts

        We recognize the revenue for both advanced replacement and extended warranty services ratably over the term that the service will be offered.

        Verifiable Specific Objective Evidence ("VSOE") of the fair value is established for both advanced replacement and extended warranty programs by comparing the selling price for these services when sold separately (as they often are) to the selling price when sold at the same time as the delivered elements. The revenue for the delivered element is recognized using the relative selling price method.

  Training

        We earn a minimal portion of our total revenue from the sale of training services primarily to installation companies. Only in rare circumstances do we provide or sub-contract installation services (see below), as the customers to whom we sell microwave equipment outsource the installation to specialized companies. As a result, installation training revenue is generally not sold as a bundled service because it is sold to a different customer base. Further, any training that is provided is not essential to the functionality of our product offerings, and are thus considered an insignificant deliverable to the overall arrangement and not considered a separate unit of accounting.

  Installation

        We do not offer installation services. Rarely, a customer may request that we arrange for the installation of the equipment through a third party service provider as a condition of the sale. In this case, a separate services agreement is created between DragonWave and the end-user of our equipment, and we sub-contract the installation to a qualified installer. Evidence that the revenue associated with the installation service represents the fair value of the offering is provided by the sub-contracted value of the installation.

  Sales to Distributors:

        We defer the recognition of sales to distributors for shipments for which no end user has been identified (i.e. inventory to be held in stock by the distributor) due to the right of the distributor to exchange and rotate its stocking levels in order to maximize its market efficiency or return the product and be charged an associated restocking fee.

        Delay between the shipment to distributor and revenue recognition depends upon the strategy of the distributor. Some sales never go through distributor inventory; rather they are shipped directly from DragonWave to the end user. Other sales opportunities identified by our distributors are fulfilled by using the distributor's inventory.

        Each order received from a distributor identifies whether the order is for the distributor's stock, or for an end customer. In order to ensure the accuracy of sales to end-users, we receive a confirmation of the stocking levels of our distributors on a quarterly basis. In addition, we perform cut-off procedures to ensure the accuracy and completeness of the confirmations received.

        We evaluate arrangements that include services such as training and installation to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue allocable to the other elements is deferred until the services have been

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2011
Tables are expressed in USD $000's except share and per share amounts performed. When services are not considered essential, the revenue allocable to the services is recognized as the services are performed.

        We recognize revenue from engineering services or development agreements according to the specific terms and acceptance criteria as services are rendered.

        We accrue estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. We calculate warranty costs on a percentage of revenue per month based on current actual warranty costs and return experience.

        We record shipping and handling costs borne by us in costs of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

Research and development

        Our research costs are expensed as incurred. Our development costs other than property and equipment are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred. Government assistance and investment tax credits relating to ongoing R&D costs are recorded as a recovery of the related R&D expenses, where such assistance is reasonably assured.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Future tax assets and liabilities are measured using substantively enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Future tax assets are recognized only to the extent, in the opinion of management, it is more likely than not that the future tax assets will be realized in the future.

        We periodically review our provisions for income taxes and the valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on our financial position and results of operations.

Adoption of United States Generally Accepted Accounting Principles

        In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to International Financial Reporting Standards ["IFRS"] for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011. As a result, we undertook a detailed review of the implications of having to report under IFRS and also examined the alternative available to us, as a Foreign Private Issuer in the United States, of filing our primary financial statements in Canada using

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2011
Tables are expressed in USD $000's except share and per share amounts

U.S. GAAP, as permitted by the Canadian Securities Administrators' National Instrument 51-102, "Continuous Disclosure Obligations".

        In carrying out this evaluation, we considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on our reported results and key performance indicators, (ii) the reporting standards expected to be used by many of our industry comparables, and (iii) the financial reporting needs of our market participants, including shareholders, lenders, rating agencies and market analysts.

        As a result of this analysis, we determined that we would adopt U.S. GAAP as our primary basis of financial reporting commencing March 1, 2011 on a retrospective basis. All comparative financial information contained in the unaudited interim consolidated financial statements has been revised to reflect our results as if they had been historically reported in accordance with U.S. GAAP.

        Our significant accounting policies are those described in Note 2 and 17 of our annual consolidated financial statements for the year ended February 28, 2011 except for "Stock-based compensation" and "Investment tax credits" for which the accounting policy is described in Note 24 and except for the changes in accounting policies adopted in the current fiscal year, as described in the consolidated financial statements, dated November 30, 2011.

        The adoption of U.S. GAAP did not have a material change on our accounting policies or financial results. An adjustment of $154 thousand was made to increase deficit as at February 28, 2011. For further details on the reporting differences consult note 24 to the annual consolidated financial statements for the year ended February 28, 2011.

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  Exhibit 99.3